Curated Beverages USA Inc.

Consolidated Financial Statements

For the Fiscal Year Ended December 31, 2022

(Unaudited)

Table of Contents

Curated Beverages USA Inc.

Consolidated Balance Sheet as of December 31, 2022

ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalents	$65,382
Accounts Receivable, net	$3,288
Inventory	$45,980
Other Current Assets	$3,097
TOTAL CURRENT ASSETS	$117,747
TOTAL ASSETS	**$117,747**

LIABILITIES & SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts Payable	-$26
Credit Cards Payable	$14,554
Deferred Salaries	$0
Other Current Liabilities	$896
TOTAL CURRENT LIABILITIES	$15,424
TOTAL LIABILITIES	**$15,424**
SHAREHOLDERS' EQUITY	
Common stock, authorized 96,100 shares, 36,100 shares issued and outstanding, $0.001 par value	$36
Additional Paid-in Capital	$163,659
Retained Earnings	($61,372)/
TOTAL SHAREHOLDERS' EQUITY	**$102,323**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**$117,747**

Curated Beverages USA Inc.

Consolidated Statement of Income through December 31, 2022

REVENUES	**$36,147**
COST OF GOODS SOLD	**$12,043**
GROSS PROFIT	**$24,103**
OPERATING EXPENSES	
Ads & Marketing	$29,487
Commissions and Fees	$2,081
General Business Expenses	$7,652
Travel	$1,295
Payroll	$13,205
Professional Services	$13,282
Rents	$0
Warehouse Costs & Shipping	$18,473
TOTAL OPERATING EXPENSES	$85,476
NET OPERATING LOSS	**($61,372)**
NET INCOME (LOSS)	**($61,372)**

Curated Beverages USA Inc.

Consolidated Statement of Equity as of December 31, 2022

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, April 1, 2022 (inception)	-	-	-	-	-	-	-
Contributions	36,100	$36	-	-	$163,659	-	$163,695
Net Income	-	-	-	-	-	($61,372)	($61,372)
Ending Balance, December 31, 2022	**36,100**	**$36**	**-**	**-**	**$163,659**	**($61,372)**	**$102,323**

Curated Beverages USA Inc.

Consolidated Statement of Cash Flows through December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	($61,372)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expenses	$0
(Increase)/decrease in assets:	
Accounts Receivable	($3,288)
Inventory	($45,980)
Prepaid Expenses and Other Current Assets	($3,097)
Increase/(decrease) in liabilities:	
Accounts Payable	($26)
Credit Cards Payable	$14,554
Other Current Liabilities	$896
CASH USED FOR OPERATING ACTIVITIES	**($98,313)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	$0
Cash used for intangible assets	$0
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	**$0**
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common and preferred stock	$163,695
CASH PROVIDED BY FINANCING ACTIVITIES	**$163,695**
NET INCREASE (DECREASE) IN CASH	**$65,384**
CASH AT BEGINNING OF YEAR	**$0**
CASH AT END OF YEAR	**$65,382**

Curated Beverages USA Inc.

Notes to the Consolidated Financial Statements, December 31, 2022

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1. **Organization and Purpose**

    The Company

    The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from inception (April 01, 2022) through December 31, 2022.

    Curated Beverages USA Inc. was incorporated in the State of Delaware on April 1, 2022.

    Curated Beverages USA Inc. holds the exclusive rights to purchase, distribute, and manufacture the non-alcoholic spirits brand, Abstinence Spirits, in the U.S. market. Products are sourced from Curated Beverages UK Ltd, imported into the United States, and subsequently sold through direct-to-consumer channels, direct-to-retail, and distribution partners.

    Risks and Uncertainties

    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, or changes in consumer taste. These unfavorable conditions could affect the Company's financial condition and the results of its operations.

2. **Summary of Significant Accounting Policies**

    Fiscal Year

    Fiscal Year The Company operates on a December 31st year-end.

    Basis of Accounting

    The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

    Cash and Cash Equivalents

    Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year ended December 31, 2022, the Company's cash positions include its operating bank account.

    Accounts Receivable

    The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

    Inventory

    Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **Equity**

    Common Stock

    Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ninety-six thousand one hundred (96,100), all of which are Class A Common Stock, $0.001 par value per share. As of December 31, 2022, 36,100 shares have been issued and are outstanding.

4. **Subsequent Events**

    The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.